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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               (AMENDMENT NO. 10)



                       DAIRY MART CONVENIENCE STORES, INC.
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                                (Name of Issuer)


    CLASS B COMMON STOCK, PAR VALUE                        233860105
            $.01 PER SHARE
----------------------------------------          ------------------------------
    (Title of class of securities)                       (CUSIP number)


                        DM ASSOCIATES LIMITED PARTNERSHIP

                               C/O GREGORY LANDRY
                       DAIRY MART CONVENIENCE STORES, INC.
                                210 BROADWAY EAST
                           CUYAHOGA FALLS, OHIO 44222
                                 (330) 922-7206
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 (Name, address and telephone number of person authorized to receive notices and communications)


                               SEPTEMBER 11, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                               (Page 1 of 9 Pages)


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

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CUSIP No.              233860105         13D                    Page 2 of 9
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 1            NAME OF REPORTING PERSON:      DM ASSOCIATES LIMITED PARTNERSHIP

              S.S. OR I.R.S. IDENTIFICATION NO.               06-1334995
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [_]
                                                                        (B) [X]
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 3            SEC USE ONLY

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 4            SOURCE OF FUNDS:                         WC,OO

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 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                              CONNECTICUT
              ORGANIZATION:

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                        7   SOLE VOTING POWER:       VOTING POWER WITH RESPECT
                                                     TO THE SHARES (AS DEFINED
                                                     IN THIS SCHEDULE 13D)
    NUMBER OF                                        OWNED OF RECORD BY DM
      SHARES                                         ASSOCIATES LIMITED
                                                     PARTNERSHIP IS HELD BY ITS
                                                     GENERAL PARTNER, NEW DM
                                                     MANAGEMENT ASSOCIATES I.
                   -------------------------------------------------------------
   BENEFICIALLY         8   SHARED VOTING POWER:     SEE QUESTION 7 ABOVE.
     OWNED BY
                   -------------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER:  DISPOSITIVE POWER WITH
                                                     RESPECT TO THE SHARES
                                                     OWNED OF RECORD BY DM
                                                     ASSOCIATES LIMITED
                                                     PARTNERSHIP IS HELD BY ITS
       EACH                                          GENERAL PARTNER, NEW DM
    REPORTING                                        MANAGEMENT ASSOCIATES I,
                                                     SUBJECT TO THE CONSENT OF
                                                     THE LIMITED PARTNERS OF DM
                                                     ASSOCIATES BEING REQUIRED
                                                     FOR ANY SALE OF MORE THAN
                                                     360,000 SHARES.
                   -------------------------------------------------------------
   PERSON WITH          10  SHARED DISPOSITIVE POWER: SEE QUESTION 9 ABOVE.

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 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  638,743
              REPORTING PERSON:

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 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         40.9%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      PN

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

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CUSIP No.           233860105           13D                        Page 3 of 9
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 1            NAME OF REPORTING PERSON:       NEW DM MANAGEMENT ASSOCIATES I

              S.S. OR I.R.S. IDENTIFICATION NO.                      06-1417404
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [_]
                                                                        (B) [X]
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 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         NOT APPLICABLE

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                   CONNECTICUT
              ORGANIZATION:

--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER:      VOTING POWER OF THE 638,743
                                                  SHARES OWNED OF RECORD BY DM
                                                  ASSOCIATES LIMITED PARTNERSHIP
                                                  IS HELD BY ITS GENERAL
                                                  PARTNER, NEW DM MANAGEMENT
                                                  ASSOCIATES I. NEW DM
                                                  MANAGEMENT ASSOCIATES I WILL
                                                  VOTE SUCH SHARES IN SUCH
                                                  MANNER AS THE HOLDERS OF A
                                                  MAJORITY OF THE PARTNERSHIP
   NUMBER OF                                      INTERESTS OF NEW DM MANAGEMENT
     SHARES                                       ASSOCIATES I MAY DETERMINE.
                                                  ROBERT B. STEIN, JR. AND
                                                  GREGORY LANDRY EACH OWN
                                                  ONE-HALF OF THE PARTNERSHIP
                                                  INTERESTS OF NEW DM MANAGEMENT
                                                  ASSOCIATES I.

--------------------------------------------------------------------------------
   BENEFICIALLY   8       SHARED VOTING POWER:    SEE QUESTION 7 ABOVE.
     OWNED BY
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                  9       SOLE DISPOSITIVE POWER: DISPOSITIVE POWER WITH RESPECT
                                                  TO THE SHARES OWNED OF RECORD
                                                  BY DM ASSOCIATES LIMITED
                                                  PARTNERSHIP IS HELD BY ITS
                                                  GENERAL PARTNER, NEW DM
                                                  MANAGEMENT ASSOCIATES I,
                                                  SUBJECT TO THE CONSENT OF THE
                                                  LIMITED PARTNERS OF DM
                                                  ASSOCIATES LIMITED PARTNERSHIP
                                                  BEING REQUIRED FOR ANY SALE OF
    EACH                                          MORE THAN 360,000 SHARES.
  REPORTING                                       ROBERT B. STEIN, JR., AS THE
                                                  MANAGING GENERAL PARTNER OF
                                                  NEW DM MANAGEMENT ASSOCIATES
                                                  I, HAS THE POWER TO DISPOSE OF
                                                  THE SHARES ON BEHALF OF NEW DM
                                                  MANAGEMENT ASSOCIATES I.

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CUSIP No.           233860105           13D                        Page 4 of 9
-------------------------------------------------------------------------------

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   PERSON WITH           10   SHARED DISPOSITIVE POWER: SEE QUESTION 9 ABOVE.

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 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  638,743
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        40.9%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      PN

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CUSIP No.             233860105                    13D          Page 5 of 9
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 1            NAME OF REPORTING PERSON:                   ROBERT B. STEIN, JR.

              S.S. OR I.R.S. IDENTIFICATION NO.               ###-##-####
              OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [_]
                                                                         (B) [X]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         PF

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
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 6            CITIZENSHIP OR PLACE OF                        UNITED STATES
              ORGANIZATION:

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    NUMBER OF                  7       SOLE VOTING POWER:                  0
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:           638,743
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:        638,743
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   638,743
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         40.9%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      IN

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

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CUSIP No.                  233860105                13D          Page 6 of 9
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 1            NAME OF REPORTING PERSON:                     GREGORY G. LANDRY

              S.S. OR I.R.S. IDENTIFICATION NO.                   ###-##-####
              OF ABOVE PERSON:
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         PF

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                          UNITED STATES
              ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:                   0
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:            638,743
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:               0
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:             0

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   638,743
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         40.9%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                      IN

--------------------------------------------------------------------------------

         This is the tenth amendment to a Schedule 13D filed by a group currently comprised of DM Associates Limited Partnership ("DM Associates"), New DM Management Associates I ("DM Management I"), Robert B. Stein, Jr. ("Stein") and Gregory G. Landry ("Landry") (collectively, the "Reporting Persons") with respect to shares of Class B Common Stock, par value $.01 per share (the "Shares") of Dairy Mart Convenience Stores, Inc., a Delaware corporation (the "Company").

Item 1.           Security and Issuer.
                  -------------------

         The Company's principal executive offices are located at 210 Broadway East, Cuyahoga Falls, Ohio 44222.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         The following table sets forth certain information concerning beneficial ownership of Shares by each Reporting Person:

                                               SHARES
                                           BENEFICIALLY           PERCENT OF
NAME OF REPORTING PERSON                        OWNED               CLASS (1)
                                           -------------           ----------

DM Associates                                    638,743            40.9% (2)
DM Management I                                  638,743            40.9% (3)
Robert B. Stein, Jr.                             638,743            40.9% (4)
Gregory G. Landry                                638,743            40.9% (5)


(1)      Based on 1,563,060 Class B Shares issued and outstanding as of August
         2, 1997.

(2) Voting and dispositive power with respect to the Shares (as defined in this Schedule 13D) owned of record by DM Associates are held by its general partner, DM Management I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares.

(3)      Voting power of the 638,743 Shares owned of record by DM
         Associates is held by its general partner, DM Management I.
         DM Management I will vote such Shares in such manner as the holders of a majority of the partnership interests of DM
         Management I may determine.  Robert B. Stein, Jr. and
         Gregory Landry each own one-half of the partnership interests of DM Management I. Dispositive power with respect to the Shares owned of record by DM Associates is held by DM Management I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares. Robert B. Stein, Jr., as the managing general partner of DM Management I, has the power to dispose of the Shares on behalf of DM Management I.

(4) Includes: 638,743 Shares as to which Mr. Stein has sole dispositive power, as the managing general partner of DM Management I, and shares voting power with Mr. Landry, as general partner of DM Management I. Does not include 148,573 shares of Class A Common Stock beneficially owned by Mr. Stein, 123,610 of which are subject to currently exercisable options and options that will become exercisable in the next 60 days.

(5) Includes: 638,743 Shares as to which Mr. Landry shares voting power with Mr. Stein, as general partner of DM Management I. Does not include 94,540 shares of Class A Common Stock beneficially owned by Mr. Landry, 88,290 of which are subject to currently exercisable options and options that will become exercisable in the next 60 days.

         Each Reporting Person expressly declares that such Reporting Person is not part of a "group", within the meaning of Rule 13d- 1(b)(2) and Rule 13d-5(b)(1) of the Act, with any other Reporting Person and that the filing of this Schedule 13D by each Reporting Person shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Shares reported in this Schedule 13D other than the Shares listed next to the Reporting Person's name in the column "Shares Beneficially Owned" in the foregoing table.

         During the past sixty days, none of the Reporting Persons effected any transactions in the Shares, except that on September 12, 1997 DM Associates transferred 1,220,000 Shares to the Company in respect of the Company's rights as the holder of a secured note executed by DM Associates.

                                   SIGNATURES



         After reasonable inquiry and the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                            NEW DM MANAGEMENT ASSOCIATES I

                                            By:      /s/Robert B. Stein, Jr.
                                                        ------------------------
                                                        Robert B. Stein, Jr.
                                                        Its Managing Partner


                                            DM ASSOCIATES LIMITED PARTNERSHIP

                                            By:   New DM Management Associates I
                                                  Its General Partner

                                                     By: /s/Robert B. Stein, Jr.
                                                            --------------------
                                                            Robert B. Stein, Jr.
                                                    Its Managing General Partner


                                                         /s/Robert B. Stein, Jr.
                                                            --------------------
                                                            Robert B. Stein, Jr.


                                                         /s/Gregory G. Landry
                                                            --------------------
                                                            Gregory G. Landry




Date:  September 25, 1997

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